July 26, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of United Community Banks, Inc., under the Exchange Act of 1934:

- Common stock, par value $1 per share
- Depositary shares, each representing 1/1000th interest in a share of Series I Non-Cumulative Preferred Stock

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com